TORONTO OFFICE:

Suite 4400 Scotia Plaza

40 King Street West

Toronto, Ontario

Canada M5H 3Y4

CONNECTICUT OFFICE:

P.O. Box 577
Sherman CT 06784

www.tanzanianroyalty.com

Phone: (860) 364-1830

Toll Free: (844) 364-1830

News Release

Tanzanian Royalty Completes Second Tranche of $5 Million Financing for Mining Development

September 27, 2016: Tanzanian Royalty Exploration Corporation (TSE: TNX; NYSE MKT: TRX) (the “Company”) is pleased to announce that it has closed the second tranche of a $5 million private placement of securities with Crede CG III, Ltd, a wholly-owned subsidiary of Crede Capital Group, LLC, a long-only family office that invests in emerging growth companies.  Funds will be used by the Company’s to expand its production team necessary to bolster development of the Company’s Buckreef gold mine in Tanzania.

In the second round of the financing, which closed yesterday, the Company privately placed convertible notes and warrants for US$3.75 million.  On September 1, 2016, the Company placed common stock and warrants for US$1.25 million.

Mr. James E. Sinclair, CEO of the Company, stated: “This financing is the next important step in our ability to mine the Buckreef region of Tanzania.  As with the first round, the Company will use the additional funds to add the people necessary to operate Gravity CIL production circuit for our Buckreef mine.”

The convertible notes were issued in the principal amount of US$3.75 million, carried a coupon of 2.0% and matured on September 26, 2046.  The Company immediately exercised its right to cause the conversion of the convertible notes, resulting in the cancellation of the notes and the issuance of 5,357,143 shares of common stock to the investor.  The investor also received five-year warrants to purchase 4,017,857 shares of common stock at an exercise price of US$1.10  per share.  The closing of the second tranche of the financing was conditioned upon a valid registration statement for the common stock issued or issuable to the investor upon exercise of warrants being declared effective by the U.S. Securities and Exchange Commission.  The Commission declared the Company’s Form F-3 Registration Statement registering the stock effective on September 23, 2016.

In the first tranche of the financing, which closed on September  1, 2016, investor was issued 1,840,400 shares of common stock and 5-year warrants to purchase 1,840,000 shares at a exercise price of US$0.8291 per share.

Wellington Shields & Co. acted as placement agent in connection with the financing.

The Toronto Stock Exchange and NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as "reserves", "resources", "geologic resources", "proven", "probable", "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosures in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

Contact:

Tanzanian Royalty Exploration Corporation
Investor Relations
1-844-364-1830
investors@TanzanianRoyalty.com
www.TanzanianRoyalty.com